Exhibit 1
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FOR IMMEDIATE RELEASE                                           11 November 2008



                              WPP GROUP PLC ("WPP")


                         NIELSEN AND WPP TO SWAP ASSETS


WPP announces that it has signed a definitive agreement to swap certain assets with The Nielsen Company.

Nielsen will now own 100% of AGBNielsen Media Research, a leading international television audience media measurement business, by acquiring the 50% currently held by WPP. In return, Nielsen will transfer three assets to WPP: SRDS, a leading provider of media rates and data; PERQ/HCI, which provides a range of services to give insights into media planning, trading and post campaign effectiveness in the field of healthcare; and Nielsen's 11% share in IBOPE PDM, IBOPE LA and IMI.Com, which are part of the IBOPE Group, a Latin American multinational firm, based in Brazil, specializing in media, market and opinion research. WPP already holds a 31% stake in IBOPE.

The businesses received by WPP will form part of The Kantar Group, WPP's information, insight and consultancy division.


Contact:
Feona McEwan, WPP                                      +44 (0)20 7408 2204
www.wpp.com
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